February 17, 2010

Zhenyong Liu, Chief Executive Officer
Orient Paper, Inc.
Science Park, Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

   RE: **Orient Paper, Inc. ("the company")**
          Form 10-K FYE 12/31/08
          Filed March 27, 2009
          File No. 0-52639

Dear Mr. Liu:

     We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director